ROSA A. TESTANI
212.872.8115 /fax: 212.872.1002 rtestani@akingump.com

March 31, 2009

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention:	Mellissa Campbell Duru
Special Counsel

Re:	Hughes Communications, Inc.
Schedule TO-I
Filed March 19, 2009
File No. 005-81645

Dear Ms. Duru:

This letter responds on behalf of our client, Hughes Communications, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter, dated March 25, 2009, relating to the above-referenced Schedule TO-I (the “Schedule TO”). The Company has reviewed this letter and has authorized us to provide the responses contained in this letter on its behalf.

For your convenience, we have recited each of the Staff’s comments below (in bold) and provided the Company’s response to each comment immediately thereafter. Where indicated in the response, the Staff’s requested changes have been included in the Company’s Amendment No. 1 to the Schedule TO-I (the “Amended SC TO”) included with this letter, which we have filed today via EDGAR. We are also delivering to you via email a courtesy copy of the Amended SC TO, including the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) which is filed as Exhibit (a)(1)(A) to the Amended SC TO, and a blackline reflecting the changes made from the original filing to the Offer to Exchange. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Exchange.

Melissa Campbell Duru

United States Securities and Exchange Commission

March 31, 2009

Schedule TO

1.	In Item 2(b) of the Schedule TO, you indicate that the offer is being made available to “certain employees of the Company . . . resident in the United States.” In the Offer to Purchase, you define “U.S. Employees” as employees of the Company and its subsidiaries “residing in the United States.” You also state that the offer is not being made to, nor will tenders be accepted from or on behalf of, eligible option holders in any jurisdiction in which the making of the exchange offer would not comply with the laws of that jurisdiction. In light of these statements and given the extent of your foreign operations, it would appear that you may have employees who reside outside of the United States who are being excluded from this offer. Please confirm. If you do have foreign employees who are optionholders, explain to us how your exclusion of such foreign employees fits within the parameters of the Global Exemptive Order. Specifically, please address how the exclusion serves a compensatory purpose.

Although the Company and/or its subsidiaries do employ individuals outside the United States, the Company confirms that none of these foreign employees were granted stock options under the Hughes Communications, Inc. 2006 Stock Option Plan, including the Eligible Options. In response to the Staff’s comment, we have amended the terms of the Schedule TO and the related Offer to Exchange to eliminate the exclusion of non-U.S. residents from the definition of Eligible Optionholders. However, as noted to the Staff, this revision will have no impact on which of the Company’s employees are able to participate in the tender offer contemplated by the Amended SC TO since no foreign employees have Eligible Options. In response to this comment, we have amended the information contained in Items 1, 2(b) and 4 of the Amended SC TO and the relevant portions of the Offer to Exchange, including pages i and ii of the Offer to Exchange under the “Introduction,” the answer to Question 10 on page 2 of the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” and page 20 of the Offer to Exchange under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer.”

Offer to Purchase

Conditions of This Exchange Offer, page 24

2.

A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please clarify the statement in the last paragraph of this section in which you state that the Board retains the authority, in its sole discretion, to

Melissa Campbell Duru

United States Securities and Exchange Commission

March 31, 2009

extend, amend, withdraw or terminate the Exchange Offer. The scope of the authority is overly broad. Please revise to clarify that such authority would be asserted only if an objectively verifiable condition was triggered.

In response to the Staff’s comment, we have amended the terms of the Schedule TO and the related Offer to Exchange to eliminate the statement that “[o]ur Board of Directors retains the authority, in its sole discretion, to extend, amend, withdraw, or terminate this Exchange Offer.” In addition, we have added a limited set of new conditions that have been drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We have amended the information contained in Items 1, 4, and 7(b) of the Amended SC TO and relevant portions of the Offer to Exchange, including the answers to Questions 6 and 7 on page 2 of the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” page 20 of the Offer to Exchange under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” page 24 of the Offer to Exchange under “This Exchange Offer” titled Section 6 “Conditions of This Exchange Offer,” page 26 of the Offer to Exchange under “This Exchange Offer” titled Section 8 “Source and Amount of Consideration; Terms of New Options,” and pages 34-35 of the Offer to Exchange under “This Exchange Offer” titled Section 14 “Extension of Exchange Offer; Termination; Amendment.”

3.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that his constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

We confirm the Company’s understanding that if a condition is triggered and the Company chooses to proceed with the tender offer, the Company will be deemed to have waived the triggered condition(s). In response to the Staff’s comment, we have amended the Schedule TO and the related Offer to Exchange to clarify that if a condition is triggered and the Company decides to proceed with the Exchange Offer, such decision will constitute a waiver of the triggered condition. We have amended the information contained in Items 4 and 7(b) of the Amended SC TO and relevant portions of the Offer to Exchange, including page 24 of the Offer to Exchange under “This Exchange Offer” titled Section 6 “Conditions of This Exchange Offer.” In addition, the Company is aware that depending on the materiality of the waived condition and

Melissa Campbell Duru

United States Securities and Exchange Commission

March 31, 2009

the number of days remaining in the offer, the Company may be required to extend the offer and re-circulate new disclosure to the security holders. We refer you to page 35 of the Offer to Exchange under “This Exchange Offer” titled Section 14 “Extension of Exchange Offer; Termination; Amendment” where we specifically undertake to extend the offer upon waiver of a material condition to the extent required by applicable rules.

4.	We also note the language in the last paragraph in this section that the company’s “failure at any time to exercise any of these rights shall not be deemed a waiver of any such rights.” If an event triggers a listed offer condition, and the company determines to proceed with the offer anyway, it has waived the offer condition. See our comment 3 above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

We confirm the Company’s understanding that if a condition is triggered by events that occur during the offer period and before the expiration of the tender offer, the Company will inform holders of Eligible Options how the Company intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. In response to the Staff’s comment, we have amended the Schedule TO and the related Offer to Exchange by deleting the language the Staff references and clarifying that if a condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform holders of Eligible Options how the Company intends to proceed promptly, rather than waiting until the end of the offer period. We have amended the information contained in Items 1, 4, and 7(b) of the Amended SC TO and relevant portions of the Offer to Exchange, including the answer to Question 7 on page 2 of the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” page 24 of the Offer to Exchange under “This Exchange Offer” titled Section 6 “Conditions of This Exchange Offer,” and pages 34-35 of the Offer to Exchange under “This Exchange Offer” titled Section 14 “Extension of Exchange Offer; Termination; Amendment.”

Material United States Tax Consequences, page 33

5.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Melissa Campbell Duru

United States Securities and Exchange Commission

March 31, 2009

We have amended the terms of the Schedule TO and the related Offer to Exchange to delete the legend related to Treasury Department Circular 230 set forth on page 33 of the Offer to Exchange under “This Exchange Offer” titled Section 13 “Material United States Tax Consequences.”

* * * * *

Thank you for your assistance and responsiveness during this review process. If you have any further questions or comments, please do not hesitate to contact me at (212) 872-8115.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

cc:	Securities and Exchange Commission
Daniel Duchovny

Hughes Communications, Inc.
Dean A. Manson
Cleo V. Belmonte